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SEC FILE NUMER
8- 70061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCG Capital Markets L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Vanderbilt Avenue, Suite 3400
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rafael.beck.cw@carlyle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1775 Tysons Blvd.	Tysons	VA	22102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Rafael Beck</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>TCG Capital Markets L.L.C.</u> as of <u>12/31/21</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>*Rafael Bek*</u>
Signature

Chief Financial Officer
Title



BONNIE BRENNER
Notary Public - State of Florida
Commission # GG 314819
My Comm. Expires Mar 21, 2023
Bonded through National Notary Assn.

<u>*Bonnie Brenner*</u>
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TCG Capital Markets L.L.C.
Statement of Financial Condition
December 31, 2021



Ernst & Young LLP   Tel: +1 703 747 1000
1775 Tysons Blvd   ey.com
Tysons, VA 22102

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member of TCG Capital Markets L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TCG Capital Markets L.L.C. (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.
February 25, 2022

A member firm of Ernst & Young Global Limited

TCG Capital Markets L.L.C.

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 25,809,782
Fees receivable	4,020,616
Prepaid expense	91,090
Other asset	79,568
Total assets	$ 30,001,056

Liabilities and Member's Equity

Liabilities

Fees payable to sub-placement agents	$ 1,487,391
Accrued expenses	44,787
Total liabilities	1,532,178
Member's equity	28,468,878
Total liabilities and member's equity	$ 30,001,056

The accompanying notes are an integral part of these financial statements.

TCG Capital Markets L.L.C.

Notes to Statement of Financial Condition
December 31, 2021

1. Organization and Business

TCG Capital Markets L.L.C. (the "Company"), a wholly owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent", or the "Member"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an agent with respect to the offer and sale of interests in debt, collateralized loan obligations, equity securities and loans of corporate issuers and special purpose vehicles in transactions in securities and other instruments that are exempt from registration under the Securities Act of 1933. The primary focus of the Company is to originate and syndicate loans, underwrite or act as a private placement agent of securities of both third parties and affiliated portfolio companies or entities.

The liability of the Member is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, which includes assessing the collectability of the consideration to which it will be entitled in exchange for the goods or services transferred to the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers may include commission income and fees from origination, syndication, distribution and underwriting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution fees. The Company may enter into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which usually occurs on a monthly or quarterly basis. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company typically does not charge any fees to the extent that it distributes shares of funds that are managed by affiliates.

Underwriting fees. The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company sells the securities to customers) for the portion the Company has sold to customers. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Marketing fees. The Company earns fees by providing marketing services to affiliated entities pursuant to placement agent agreements. The customer in these contracts is generally the investment advisor or the fund entity that is retaining the Company as a placement agent. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

For contracts with closed-end private equity funds, the Company receives marketing fees that are generally ranging up to 0.20% of accepted investor capital commitments. The Company recognizes revenue when the customer accepts the investor commitment, and it has a present right to payment.

Platform fees. For contracts with business development companies ("BDCs"), the Company receives quarterly platform fees for its services in the capital raising process. These platform fees generally range from 0.0625% to 0.1875% of the investor's average aggregate drawn capital and is payable quarterly until the end of the investment period (3 years from the final closing date, subject to a one-year extension). Platform fees earned over the contract life represent variable consideration because the consideration the Company is entitled to varies based on the investors' average drawn capital balance at future points in time and the length of time the investor remains a shareholder of the BDC. Given that the platform fee basis is susceptible to market factors outside

of the Company's influence, platform fees are constrained. Accordingly, estimates of future period platform fees are generally not included in the transaction price because these estimates are constrained. The transaction price for placement agent services provided is generally the amount determined at the end of the investment period because that is when the uncertainty for that period is resolved, which is when revenue is recognized.

The Company incurs costs in connection with its use of sub-placement agents for the solicitation of investors and otherwise to assist the Company in performing its obligations under the placement agent agreements. The Company concluded that it controls the services provided by sub-placement agents before they are transferred to the customer and therefore the Company is a principal. Accordingly, the Company recognizes fees payable to sub-placement agents on a gross basis as marketing fee revenue for the amount received from investors and a corresponding expense for the obligation to the sub-placement agent.

Fees Receivable

Fees receivable represent amounts due from the lead or managing underwriter for an underwriting transaction, and are recorded net of related estimated underwriting expenses, and amounts due from the Company's affiliates pursuant to the terms of Placement Agent Agreements. The majority of the outstanding receivable balance is not with entities that are under common control.

Cash

Cash includes cash held at banks. The Company considers investments in money market mutual funds to be cash equivalents. As of December 31, 2021, the Company did not hold any cash equivalents.

Prepaid Expense and Other Asset

The Company prepaid some of its FINRA renewal fees for 2022 and the amount is reported as a prepaid expense on the statement of financial condition. A deposit with Central Registration Depository ("CRD") is included in other asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Company.

Income Taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and management made an election not to allocate tax expense from the Parent. Therefore, no federal, state, or local income taxes are provided or considered for the purpose of the financial statements.

As of December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

Credit Losses

The Company follows the guidance in ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The statement of operations may reflect the measurement of credit losses

for financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. As of December 31, 2021, management has determined that the Company's expected credit losses are de minimis and that they do not require financial statement recognition.

3. **Transactions with Related Parties**

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company.

The Company maintains a letter agreement with TCG Senior Funding L.L.C, an affiliate (or "TCGSF"). In accordance with the letter agreement, the Company and TCGSF agreed that TCGSF alone shall bear, in full, any and all facility fees payable to Mizuho Bank, Ltd. ("Mizuho") under a revolving credit facility agreement entered into by the Company, TCGSF and Mizuho (see Note 5).

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

During the year ended December 31, 2021, an affiliated broker-dealer under direct control of the Parent transferred and assigned multiple service contracts and private placement agent agreements to the Company. As part of the transfer, the Company was assigned fees receivable and corresponding fees payable to sub-placement agents amounting to $1,268,489.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under the alternative method, net capital, as defined, shall not be less than $250,000. As of December 31, 2021, the Company had net capital of approximately $25,116,000 which exceeded the required net capital by approximately $24,866,000.

The Company does not hold customers' cash or securities, and therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Revolving Credit Facility**

In December 2018, the Company and TCGSF established a revolving line of credit, primarily intended to support certain lending activities within the Global Credit segment at the Parent. The credit facility, which was amended in December 2020 and September 2021, is scheduled to mature in September 2024, and has a capacity of $250 million. Principal amounts outstanding under the facility accrue interest, at the option of the borrowers, either (a) at an alternate base rate plus applicable margin not to exceed 1.00%, or (b) at the Eurocurrency rate plus an applicable margin not to exceed 2.00% (as of December 31, 2021, the interest rate was 4.25%). During the year ended December 31, 2021, the Company did not draw on the credit facility, but TCGSF drew a total of $70 million on the credit facility, all of which has been repaid prior to the end of the year. Under the terms of the credit facility, the Company is not liable on the amount drawn by TCGSF.

6. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. There were no such underwriting commitments that were open at December 31, 2021.

The Company may also enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, the Member considers the likelihood of such an event to be remote; however, the maximum potential exposure is unknown.

7. Subordinated Borrowings

In the normal course of business, the Company may borrow funds from related parties. The funds are available in computing net capital under the SEC's uniform net capital rule to have sufficient capital to participate in certain underwriting commitments. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no such outstanding subordinated borrowings that were open at December 31, 2021.

8. Legal Matters

The Company may be party to litigation in the ordinary course of business. The Member does not believe that the outcome of current matters, if any, will materially affect the Company or the financial statements.

9. Concentrations

As of December 31, 2021, all cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fees receivable from two customers amount to approximately $4,021,000, representing all of the fees receivable on the statement of financial condition as of December 31, 2021.

10. Economic Risks

Our business may be significantly affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of the control of management, including, but not limited to, changes in interest rates, availability of credit, inflation rates, economic uncertainty, slowdown in global growth, changes in laws (including laws relating to taxation), disease, pandemics or other severe public health events (including the COVID-19 pandemic), trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances, the effects of climate change, and events particular to the capital markets industry. There may also be limited opportunities to participate in transactions due to, among other things, lower valuations, a lack of potential buyers with the financial resources to pursue acquisitions, and limited ability to conduct initial public offerings or follow-on offerings in debt and equity capital markets. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company cannot be predicted.